Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

Prospectus supplement no. 54
to prospectus dated NOVEMBER 22, 2021

ZIM CORPORATION

This Prospectus Supplement No. 54 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented. This Prospectus Supplement No. 54 includes our attached Form 6-K for the month of November, 2021 as filed with the Securities and Exchange Commission on November 19, 2021.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 54 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 54.

This Prospectus Supplement No. 54 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 54 is November 22, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____

1

Quarterly Business Review by Management for the

Quarter Ended September 30, 2021

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September, 30 2021 (Unaudited)	March 31, 2021
ASSETS	$	$
Current assets
Cash and cash equivalents	185,549	213,324
Accounts receivable, net	2,029	57,030
Investment tax credits receivable	11,773	11,928
Prepaid expenses	47,784	37,447
	308,976	319,729

Investment	746,954	756,787
Long term receivables	61,841	63,016
Right of uses assets	9,627	16,255
Property and equipment, net	5,749	4,997
	1,071,306	1,160,784
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	50,470	6,282
Current lease liabilities	9,627	13,004
Accrued liabilities	8,476	2,114
	68,573	21,400

Long term lease liabilities	—	3,251
	68,573	24,651
Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2021 and March 31, 2021.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2021 and March 31, 2021.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at September 30, 2021 and 8,136,348 as at March 31, 2021.	19,491,842	19,491,842
Additional paid-in capital	2,966,068	2,966,068
Accumulated deficit	(21,400,808)	(21,279,678)
Accumulated other comprehensive income	54,369)	(42,099)
	1,002,733	1,136,133
	1,071,306	1,160,784

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ZIM Corporation and Subsidiaries
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in US dollars)
(Unaudited)

	Three months ended Sept 30, 2021	Three months ended Sept 30, 2020	Six months ended Sept 30, 2021	Six months ended Sept 30, 2020
	$	$	$	$
Revenues	—	—	—	—
Operating expenses
Selling, general and administrative	65,762	44,571	101,020	137,019
Research and development (net)	9,921	5,623	20,101	11,039
Total operating expenses	75,683	50,164	121,121	148,058

Loss from operations	(75,683)	(50,194)	(121,121)	(148,058)

Other income (expense):
Other expense	—	9,526	—	8,919
Interest income, net	(51)	82	(9)	111
Total other income (expense)	(51)	9,608	(9)	9,030

Loss from continuing operations net of income taxes of nil	(75,734)	(40,586)	(121,130)	(139,028)

Income (loss) from discontinued operations including net gain on disposal of $223,549 in fiscal year 2021	—	(23,356)	—	145,508

Net income (loss)		(63,942)	(121,130)	6,480

Other comprehensive income (loss), net of
Foreign currency translation adjustment	(29,328)	64,118	(12,270)	(11,935)
Comprehensive income (loss)	(105,062)	176	(133,400)	(5,455)

Basic and diluted income (loss) per share from continuing operations	(0.009)	(0.005)	(0.015)	(0.017)
Basic and diluted income (loss) per share from discontinued operations	—	(0.003)	—	(0.018)

Basic and diluted income (loss) per share	(0.009)	(0.008)	(0.015)	0.001

Weighted average number of shares outstanding - basic and diluted	8,136,348	8,136,348	8,136,348	8,136,348

4

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2021	Six months ended September 30, 2020
	$	$
OPERATING ACTIVITIES
Net income (loss)	(121,130)	6,480
X Items not involving operating cash:
Depreciation of property and equipment	1,683	702
Gain from sale of assets	—	(223,725)
Changes in operating working capital
Decrease (increase) in accounts receivable	56,176	(134,531)
Decrease (increase) in tax credits receivable	—	128,718
Decrease in prepaid expenses	(10,337)	(13,312)
Decrease (increase) in right of use assets	6,628	(21,366)
Increase (decrease) in lease liabilities	(6,628)	21,184
Increase in accounts payable	44,188	42,142
Increase (decrease) in accrued liabilities	6,326	(24,980)
Increase (decrease) in deferred revenue	—	(57,862)
Cash flows provided by operating activities	(23,058)	(275,550)

INVESTING ACTIVITIES
Purchase of property and equipment	(2,435)	—
Cash flows provided by (used in) investing activities	(2,435)	—

FINANCING ACTIVITIES
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash and cash equivalents	(2,282)	173,062

Decrease in cash	(27,775)	(102,488)
Cash and cash equivalents, beginning of period	213,324	429,824
Cash and cash equivalents, end of period	185,549	327,336

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1 – BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of September 30, 2021 has been derived from our audited consolidated financial statements for the year ended March 31, 2021. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2021 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the six-month period ended September 30, 2021 are not necessarily indicative of the results to be expected for the full year.

2 – GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of preparation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company had an operating loss and negative cash flows from operations during the year ended March 31, 2021, the Company has incurred an accumulated deficit of $21,279,678 to date as a result of its history of operating losses and negative cash flows from operations in prior years. This raises substantial doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments could be necessary to the carrying values of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated balance sheets. Such adjustments could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value	Available For Sale
Equispheres	112,752	735,814	No
Spiderwort	7,725	11,141	No

On August 24, 2018, NuvoBio Corporation made an investment in Spiderwort Inc. The investment consisted of the purchase of a $10,000 Canadian dollar ($7,725 US dollar) convertible promissory note and is accounted for at amortized cost. The note accrues simple interest of 5% per annum. On October 15, 2019, Spiderwort Inc. completed a qualifying equity financing in an amount greater than $3,000,000 Canadian dollars. NuvoBio automatically converted securities in Spiderwort to Class B voting common shares. The convertible promissory note converted into shares of Spiderwort at a value of $10,006 US dollars. This represents an unrealized gain on this equity investment of $2,956. Spiderwort Inc. is an advanced materials company developing novel, plant derived, biomaterial that will offer new avenues in 3D in vitro research and in regenerative medicine.

6

In April 2020, ZIM sold all of its assets related to the database and software business with an effective date of April 1, 2020. The business was sold for cash consideration of $120,000 Canadian dollars to be paid in five equal installments over 5 years. The fair value of these payments is estimated at $78,920 US dollars. ZIM recognized a net gain on the sale of these assets in the amount $223,549. The net gain is a combination of a loss on the sale of $348,455 netted against a currency translation gain of $572,004.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, recapitalization, restructuring, pursuit of new businesses, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three-month and six-month periods ended September 30, 2021 and 2020.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Continuing Operations:

The continuing operations of the business are focused on research and do not generate revenue at the present time.

Net loss from continuing operations for the six month period ended September 30, 2021 was $121,130 as compared to net loss of $148,058 for the six month period ended September 30, 2020. The net loss from continuing operations improved due to curtailment of all non-essential expenses.

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Net loss from continuing operations for the three month period ended September 30, 2021 was $75,734 as compared to net loss of $40,586 for the three month period ended September 30, 2020. The net loss from continuing operations worsened due to the provision of audit services performed in quarter one of 2021 being performed in quarter two in 2022.

Discontinued Operations:

In April 2020, ZIM sold all of its assets related to the database and software business with an effective date of April 1, 2020. The business was sold for cash consideration of $120,000 Canadian dollars to be paid in five installments over 5 years. The fair market value of these payments is estimated at $78,924 US dollars. ZIM recognized a net gain on the sale of these assets in the amount of $223,549. This business has definable revenues and expenses and has been accounted for as a discontinued operations as per ASU 2014-08.

At December 31, 2020, ZIM ceased all operations related to the SMS messaging business due to low profit margins and uncertainty regarding the future of the business. This business has definable revenues and expenses and has been accounted for as a discontinued operations as per ASU 2014-08. Revenue from discontinued operations for the fiscal year 2021 was $45,248 compared with revenue of $347,509 for fiscal year 2020. The decrease is attributable to the disposition of the database business in April of 2020 with an effective date of April 1, 2020 and the discontinuation of the Mobile business on December 31, 2020.

Revenue from discontinued operations for the three and six month periods ended September 30, 2021 were $NIL and $NIL, compared with revenue of $14,196 and $25,735 for three and six month periods ended September 30, 2020. The decline is attributable to the discontinuation of the SMS business.

Net loss from discontinued operations for the three and six month periods ended September 30, 2021 were $NIL and $NIL as compared to net gain of $145,508 for period six month period ended September 30, 2020 and a net loss of $23,356 for the three month period ended September 30, 2020. The gain in the six month period ended September 30, 2020 was due to the recognition of a net gain on the sale of assets in the amount of $223,549 related to the database business and software business. The net gain was a combination of a loss on the sale of $348,455 netted against a currency translation gain of $572,004.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal year 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2006 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal year 2020, ZIM continued to develop and sell enterprise database software to end users, as well as maintain its SMS messaging business.

In April 2020 the IDE software business and assets were sold to employees of the Company. In addition, due to low sales volumes, the SMS business was discontinued on December 31, 2020.

Also, in 2018, NuvoBio Corporation signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes. The company is currently funding research and development projects in the following areas:

New peptide-derived inhibitors for therapeutic intervention against various cancer cell lines in the presence or absence of chemotherapeutics to characterize the in vivo effects of promising inhibitors.

8

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021.

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2021 COMPARED TO THE THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2020

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three month and six month periods ended September 30, 2021 and 2020. The information for the three months and six months ended September 30, 2021, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2021, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

The company does not generate any revenue from continuing operations.

All revenue has been generated from discontinued operations.

REVENUES	Three months ended September 30, 2021	As a %	Three months ended September 30, 2020	As a %
			$	$
Bulk SMS	—	100%	14,196	100%
	—	100%	14,196	100%

	Six months ended September 30, 2021	As a %	Six months ended September 30, 2020	As a %
			$	$
Bulk SMS	—	100%	25,735	100%
	—	100%	25,735	100%

Revenue from discontinued operations for the three and six month periods ended September 30, 2021 were $NIL and $NIL, compared with revenue of $14,196 and $25,735 for three and six month periods ended September 30, 2020. The decline is attributable to the discontinuation of the SMS business.

9

EXPENSES

Operating expenses – continuing operations

	Three months ended September 30, 2021	Three months ended September 30, 2020
	$	$
Selling, general and administrative	65,762	44,571
Research and development	9,921	5,623
	75,683	50,194

	Six months ended September 30, 2021	Six months ended September 30, 2020
	$	$
Selling, general and administrative	101,020	137,019
Research and development	20,101	11,039
	121,121	148,058

Total operating expenses decreased in the first quarter fiscal year 2022 compared to the first quarter of fiscal year 2021 from $68,457 to $73,621 due to curtailment of all non-essential expenses and the provision of audit services performed in 2020 being performed in a later period in 2021.

Total operating expenses for the six month period ended September 30, 2021 was $121,121 as compared to total operating expenses of $148,058 for the six month period ended September 30, 2020. Total operating expenses declined due to curtailment of all non-essential expenses.

Total operating expenses for the three month period ended September 30, 2021 was $75,683 as compared to total operating expenses of $50,194 for the three month period ended September 30, 2020. Total operating expenses increased due to the provision of audit services performed in quarter one of 2021 being performed in quarter two in 2022.

Operating expenses – discontinued operations

	Three months ended September 30, 2021	Three months ended September 30, 2020
	$	$
Selling, general and administrative	—	19,213
Research and development	—	914
	—	20,127

	Six months ended September 30, 2021	Six months ended September 30, 2020
	$	$
Selling, general and administrative	—	76,288
Research and development	—	10,063
	—	86,351

Total expenses from discontinued operations decreased to $NIL in the three and six month periods ended September 30, 2021 as compared to $20,127 in the three month period ended September 30, 2020 an $86,351 in the six month period ended September 30, 2020. The decline is due to the elimination of all discontinued operations activities and expenses.

10

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses from continuing operations for the six month period ended September 30, 2021 was $101,020 as compared to $137,019 for the six month period ended September 30, 2020. The decrease in expenses is due to curtailment of all non-essential expenses.

Selling, general and administrative expenses from continuing operations for the three month period ended September 30, 2021 was $65,762 as compared to $44,571 for the three month period ended September 30, 2020. The increase is due to the provision of audit services performed in quarter one of 2021 being performed in quarter two in 2022.

NET INCOME (LOSS)

Net loss from continuing operations for the six month period ended September 30, 2021 was $121,130 as compared to net loss of $148,058 for the six month period ended September 30, 2020. The net loss from continuing operations improved due to curtailment of all non-essential expenses.

Net loss from continuing operations for the three month period ended September 30, 2021 was $75,734 as compared to net loss of $40,586 for the three month period ended September 30, 2020. The net loss from continuing operations worsened due to the provision of audit services performed in quarter one of 2021 being perform in quarter two in 2022.

Net loss from discontinued operations for the three and six month periods ended September 30, 2021 were $NIL and $NIL as compared to net gain of $145,508 for period six month period ended September 30, 2020 and a net loss of $23,356 for the three month period ended September 30, 2020. The gain in the six month period ended September 30, 2020 was due to the recognition of a net gain on the sale of assets in the amount of $223,549 related to the database business and software business. The net gain was a combination of a loss on the sale of $348,455 netted against a currency translation gain of $572,004.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2021, we had cash and cash equivalents of $185,549 and working capital of $178,562 as compared to cash of $327,336 and working capital of $448,543 at September 30, 2020.

Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2021	Six months ended September 30, 20210
	$	$
Cash flows provided by (used in) operating activities	(23,058)	(275,550)
Cash flows provided by (used in) investing activities	(2,435)	—
Cash flows provided by financing activities	—

11

At September 30, 2021, the Company had access to an overdraft protection facility from its principal banker for approximately $40,342 (refer to Note 9 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $185,549, management believes that these funds will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

Foreign exchange risk as at September 30, 2021 consists of cash and receivables being in the Company’s functional currency of Canadian dollars while reporting is in United States dollars.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2021	March 31, 2021
Canadian dollars	237,046	263,927
U.S. dollars	—	3,449

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2021	March 31, 2021

Canadian dollars	81,377	150,965

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Accounts payable include the following amounts payable in their source currency:

	September 30, 2021	March 31, 2021
Canadian dollars	64,304	7,901

Accrued liabilities and lease liabilities include the following accruals in their source currency:

	September 30, 2021	March 31, 2021
Canadian dollars	23,143	29,642

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure. The Company does not have any significant assets of liabilities denominated in foreign currencies. All significant assets and liabilities are denominated in the Company’s functional currency of Canadian dollars. and has no foreign exchange exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2021	March 31, 2021
Canada	100%	100%
North America, excluding Canada	—%	—%
South America	—%	—%
	100%	100%

FAIR VALUE

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities, which are carried at amortized costs, approximate their fair values due to the relatively short periods to maturity of the instruments.

Investments are fair valued in their source currency (Canadian dollars) based on objective evidence of fair value. The value is translated to the reporting currency (U.S. dollars) at the exchange rate on June 30, 2021 and 2020.

KEY PERSONNEL RISK

If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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ITEM 4 – 2021 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 30, 2021, beginning at 10:00 a.m. At the meeting votes were taken with regard to the following proposals:

1.	To ratify the appointment of MNP LLP as the Company’s registered public accounting firm; and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on August 19, 2021, were entitled to vote at the meeting. The notice of the meeting and the accompanying management proxy circular were mailed to shareholders on or about August 31, 2021.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Ratification of the appointment of MNP LLP as the Company’s registered public accounting firm for the fiscal year ending March 31, 2022.

FOR	AGAINST	ABSTAIN
6,557,506	600	5

245,045 of the votes cast were cast at the meeting.

No other business was proposed or conducted at the meeting.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
November 15, 2021	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 15, 2021	/s/ John Chapman John Chapman, Chief Financial Officer

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